UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 25, 2025 (August 22, 2025)

ALCHEMY INVESTMENTS ACQUISITION CORP 1
(Exact name of registrant as specified in its charter)

Cayman Islands	001-41699	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

850 Library Avenue, Suite 204-F

Newark, DE 19711

(Address of principal executive offices, including zip code)

(212) 877-1588

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	ALCYU	The Nasdaq Stock Market, LLC

Class A Ordinary Share, par value $0.0001 per share	ALCY	The Nasdaq Stock Market, LLC

Warrant, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share	ALCYW	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Definitive Agreement

On August 22, 2025, Alchemy Investments Acquisition Corp 1, a Cayman Islands exempted company limited by shares (“ALCY” or “Parent”), entered into a business combination agreement (as it may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among Alchemy Acquisition Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the ALCY (“Pubco”), Alchemy Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Pubco (“Newco”), Cartiga, LLC, a Delaware limited liability company (the “Company” or “Cartiga”), and Halle Benett, as the representative (the “Sellers’ Representative”) of holders of the Company’s securities (the “Sellers”, and collectively, with ALCY, Pubco, Newco and Cartiga, referred to as the “Parties”).

The Business Combination Agreement was unanimously approved by all of the Parent’s disinterested directors on August 19, 2025. Pursuant to the Business Combination Agreement, (a) the Parent will domesticate from the Cayman Islands to Delaware by merging with and into the Pubco with the Pubco surviving the merger and changing its name to Cartiga Holdings, Inc. (the “Domestication”), (b) after the Domestication, Newco will merge with and into the Company with the Company surviving the merger (hereinafter referred to as “OpCo”) and continue its existence under the Delaware Limited Liability Company Act, and OpCo becoming a wholly-owned subsidiary of Pubco (the “Merger”), and (c) the existing limited liability company agreement of OpCo will be amended and restated to, among other things, make Pubco the sole managing member of OpCo. The Merger and the other transactions contemplated by the Agreement are collectively referred to as the “Business Combination”, and as a result of the Business Combination, Pubco will be the publicly traded reporting company in an “Up-C” structure, with two classes of common stock, changing its name to “Cartiga Holdings, Inc.” and sometimes referred to herein as “New Cartiga.”

Following the time of the closing (the “Closing,” and the date on which the Closing occurs, the “Closing Date”) of the Business Combination, the combined company will be organized in an umbrella partnership C corporation (“Up-C”) structure, in which substantially all of the assets and the business of the combined company will be held by Cartiga. The combined company’s business will continue to operate through Cartiga and its subsidiaries. In connection with the Closing, Pubco will change its name to “Cartiga Holdings, Inc”. This organizational structure will allow the holders of limited liability company equity interests of Cartiga to retain their equity ownership in Cartiga, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of post-merger OpCo Units. Those investors who, prior to the Business Combination, held ALCY Class A Ordinary Shares or ALCY Class B Ordinary Shares will, by contrast, hold their equity ownership in Pubco, which is a domestic corporation for U.S. federal income tax purposes.

In connection with the Domestication, (i) every outstanding ALCY Class A Ordinary Share, ALCY Class B Ordinary Share, ALCY Preference Share, ALCY Unit and ALCY Warrant shall convert to an equal number of shares of Pubco Class A Common Stock, shares of Pubco Class B Common Stock, shares of Pubco Preferred Stock, Pubco Units and Pubco Warrants, respectively, then, (ii) after giving effect to redemptions occurring in connection with the Business Combination, each ALCY Class A Ordinary Share will convert automatically, on a one-for-one basis, into one share of Class A common stock, par value $0.0001 per share, of Pubco (each a share of “Pubco Class A Common Stock”); (iii) each then issued and outstanding warrant of ALCY will become exercisable for one share of Pubco Class A Common Stock (“Pubco Warrant”), pursuant to the Warrant Agreement, dated as of May 4, 2023, by and between ALCY and Continental Stock Transfer & Trust Company, as warrant agent, and (iv) each then issued and outstanding ALCY Unit shall separate and convert automatically into one share of Pubco Class A Common Stock, and one-half of one Pubco Warrant.

Following the Domestication of ALCY to the State of Delaware, Newco will merge with and into Cartiga, with Cartiga surviving the Merger in accordance with the terms and subject to the conditions of the Business Combination Agreement. Following the Merger, the separate limited liability company existence of Newco shall cease, and Cartiga shall continue as the OpCo.

Consideration

Under the Business Combination Agreement, Pubco has agreed to acquire all of the limited liability equity interests (the Company Equity Interests) of the Company for $540,000,000 (the “Equity Value”), comprised of the Merger Consideration (as defined below). “Merger Consideration” means a number of units of equity interests in OpCo (“OpCo Units”) and shares of Class B voting non-economic common stock (“Class B Common Stock”) in Pubco, in each case equal to (a) the quotient obtained by dividing (a) the Equity Value by (b) $10.00 multiplied by (i) the number of Company Equity Interests owned by each Seller as of the Closing, divided by (ii) the total number of issued and outstanding Company Equity Interests as of the Closing.

ALCY shall complete the Domestication prior to the effective time of the Merger (the “Effective Time”). At the Effective Time, by virtue of the Merger and without any further action on the part of any party to the Business Combination Agreement or otherwise, each Company Equity Interest issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into each Seller’s right to receive their respective Merger Consideration. As of the Effective Time, all Company Equity Interests shall thereafter cease to have any rights with respect thereto, except the right to receive the foregoing consideration. The units of equity interests of Newco that are issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of ALCY, be converted into an aggregate number of OpCo Units equal to the number of shares of Pubco Class A Common Stock and Pubco Class B Common Stock issued and outstanding immediately prior to the Effective Time. Each share of the Pubco Class B Common Stock that is issued and outstanding immediately prior to the Effective Time shall be automatically converted into one (1) share of Pubco Class A Common Stock. No certificates or scrip representing fractional ALCY Ordinary Shares will be issued pursuant to the Business Combination.

Post-Closing Board of Directors and Executive Officers

Immediately following the closing, New Cartiga’s board of directors will consist of no more than seven (7) directors, of which the Company has the right to designate six (6) directors and Alchemy DeepTech Capital, LLC has the right to designate one (1) director. At the Closing, all of the respective officers of ALCY and Pubco shall resign and the following individuals, which may be the same officers as those of the Company, are expected to be appointed as the officers of New Cartiga: Samuel Wathen, President and Chief Executive Officer; Michael Bogansky, Executive Vice President, Chief Financial Officer; James Brady, Executive Vice President, Head of Commercial Funding; and Ryan Melcher, Executive Vice President, General Counsel & Corporate Secretary.

Registration Statement and Shareholder Approval

ALCY will prepare and file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, that will include a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus, and call an extraordinary general meeting of the holders of ALCY Ordinary Shares to vote at the meeting (the “Extraordinary Meeting”). The approval of the post-Closing organizational documents and the Domestication require a special resolution under Cayman Islands law, being the affirmative vote of a majority of not less than two-thirds of the votes cast by the ALCY Ordinary Shares, represented in person or by proxy and entitled to vote thereon at the extraordinary general meeting. The affirmative vote of a simple majority of the votes cast by holders of ALCY Ordinary Shares, represented in person or by proxy and entitled to vote thereon at the Extraordinary Meeting is required to approve the Business Combination Agreement, the Business Combination and certain other actions related thereto as provided in the Companies Act, the Current Charter and applicable listing rules of The Nasdaq Stock Market LLC (“Nasdaq”).

Representations and Warranties; Covenants

ALCY, Pubco, Newco and the Company have made customary representations, warranties and covenants in the Business Combination Agreement, including, among other things, covenants with respect to the conduct of the business of ALCY and the Company prior to the closing of the Business Combination. The Parties have also agreed to customary “no shop” obligations. The representations and warranties of ALCY, Pubco, Newco and the Company will not survive the closing of the Merger.

Closing Conditions

The Closing of the Business Combination is subject to certain customary conditions of the respective parties, including, among other things, that: (a) the applicable ALCY shareholder and the Company’s member approvals shall have been obtained; (b) there shall have been no Company Material Adverse Effect or Buyer Material Adverse Effect (each as defined in the Business Combination Agreement) since the date of the Business Combination Agreement; (c) the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or terminated; (d) the Available Closing Buyer Cash (as defined in the Business Combination Agreement) shall not be less than $40,000,000; (e) Pubco’s initial listing application in connection with the Transactions (as defined in the Business Combination Agreement) shall have been approved by Nasdaq so that immediately following the Merger, New Cartiga satisfies all applicable initial listing requirements of Nasdaq; and (f) each of the parties to the Additional Agreements shall have delivered, or caused to be delivered, duly executed copies of the Ancillary Agreements. “Ancillary Agreements” means the Support and Non-Redemption Agreement, the Support Agreement, the A&R Registration Rights Agreements, the Lock-up Agreements, the OpCo LLCA, the Shareholders’ Agreement, the Tax Receivable Agreement and the Exchange Agreement (each as defined below).

If, at closing, the Available Closing Buyer Cash is less than $40,000,000 and Cartiga elects to waive the minimum cash condition, the Sponsor will be required to forfeit a portion of its shares in the combined company. The number of shares retained by the Sponsor will be determined according to a tiered schedule based on the actual Available Closing Buyer Cash at closing, with the Sponsor retaining fewer shares as the closing cash decreases. For example, if Available Closing Buyer Cash is at least $35,000,000 but less than $40,000,000, the Sponsor will maintain 3,198,875 shares; if less than $5,000,000, the Sponsor will maintain 1,700,000 shares.

Termination

The Business Combination Agreement may be terminated by Pubco or the Company under certain circumstances, including, among others: (a) by mutual written consent of Pubco and the Company; (b) by either Pubco or the Company if the closing of the Business Combination has not occurred on or before May 1, 2026; (c) by either Pubco or the Company if any Governmental Authority (as defined in the Business Combination Agreement) in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions, the Merger; (d) by Pubco if the Company shall have failed to obtain the necessary member approvals; (e) by the Company if ALCY shall have failed to obtain the necessary shareholder approval within forty-five (45) days after the Registration Statement becomes effective; (f) by Pubco upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Business Combination Agreement, or if any representation or warranty of the Company shall have become untrue; provided that Pubco has not waived a Terminating Company Breach (as defined in the Business Combination Agreement) and ALCY, Pubco and Newco are not then in material breach of their representations, warranties, covenants or agreements in the Business Combination Agreement; provided, further, that if such Terminating Company Breach is curable by the Company, Pubco may not terminate the Business Combination Agreement so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Pubco to the Company; (g) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of ALCY, Pubco or Newco set forth in the Business Combination Agreement, or if any representation or warranty of ALCY, Pubco or Newco shall have become untrue; provided that the Company has not waived a Terminating Buyer Breach (as defined in the Business Combination Agreement) and the Company are not then in material breach of their representations, warranties, covenants or agreements; provided, further, that, if such Terminating Buyer Breach is curable by ALCY, Pubco and Newco, the Company may not terminate the Business Combination Agreement for so long as ALCY, Pubco and Newco continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to Pubco; (h) by the Company if the Closing has not occurred on or before the 45th day after the date on which Registration Statement is declared effective and the Available Closing Buyer Cash condition has not been met; or (i) by the Company, if prior to the receipt of the Company Member Approval, the Company Board authorizes the Company, to the extent permitted by and subject to compliance with the terms of the Business Combination Agreement, to enter into an definitive agreement in connection with a Superior Offer; provided, that the Company shall have paid any required termination fee; and provided further, that in the event of such termination, the Company substantially concurrently enters into such definitive agreement in connection with such Superior Offer.

The Business Combination Agreement and the foregoing summary thereof have been included in this Current Report to provide investors and shareholders with information regarding its terms. It is not intended to provide any other factual information about ALCY, Pubco, Newco and the Company or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Business Combination Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by disclosures not reflected in the Business Combination Agreement, were made for the purpose of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or shareholders and reports and documents filed with the SEC. Investors and shareholders are not third party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of ALCY, Pubco, Newco, or the Company or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in ALCY’s public disclosures.

The foregoing summary of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Business Combination Agreement, which is filed as Exhibit 2.1 hereto, and which is incorporated by reference herein.

Additional Agreements Executed at the Signing of the Business Combination Agreement

Support and Non-Redemption Agreement

In connection with the Business Combination Agreement, ALCY, Pubco, certain shareholders of ALCY (“ALCY Securityholders”), the Company and the directors and officers of ALCY entered into a support and non-redemption agreement (the “Support and Non-Redemption Agreement”) providing that, among other things, (a) ALCY Securityholders and the respective directors and officers of each of ALCY and Pubco will vote their equity securities of ALCY in favor of the Parent Proposals (as defined in the Business Combination Agreement), (b) ALCY Securityholders will not exercise their Redemption Rights (as defined in the Business Combination Agreement) and (c) ALCY Securityholders will waive any adjustment to the conversion ratio set forth in the Parent Organizational Documents (as defined in the Business Combination Agreement).

The foregoing description of the Support and Non-Redemption Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Support and Non-Redemption Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Support Agreement

ALCY, Pubco, the Company, and certain equity holders of the Company (the “Company Securityholders”) entered into a support agreement (the “Support Agreement”) providing that, among other things, such Company Securityholders will vote their equity securities of the Company in favor of the transactions contemplated by the Business Combination Agreement and the Merger.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Support Agreement, a copy of which is filed as Exhibit 10.2 hereto and incorporated by reference herein.

Lock-up Agreements

ALCY, Pubco, the Company, and the Sellers entered into Lock-up Agreements (the “Lock-up Agreements”) pursuant to which the Pubco Class B Common Stock and OpCo Units included in the Merger Consideration, as well as any Pubco Class A Common Stock exchanged therefor pursuant to the Exchange Agreement (as defined below) they may hold (together referred to as the “Lock-Up Shares”), shall be subject to a lock-up period commencing on the Closing Date and ending on the earlier of (a) the date that is six (6) months after the Closing Date and (b) the date following the Closing Date on which ALCY completes a liquidation, merger, share exchange or other similar transaction that results in all of ALCY’s shareholders having the right to exchange their shares of common stock for cash, securities or other property; provided, however, that the Lock-up Shares will be released from the lock-up if, subsequent to Closing Date, the closing price of Pubco Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Lock-up Agreements, the form of which is filed as Exhibit 10.3 hereto and incorporated by reference herein.

Additional Agreements to be Executed at Closing

The Business Combination Agreement provides that, upon the Closing, New Cartiga will enter into the following additional agreements.

Amended and Restated Registration Rights Agreement

In connection with the Closing, ALCY, Pubco (and subsequent to the Business Combination, New Cartiga), the Company, certain shareholders of ALCY (“ALCY Holders”), and certain members of the Company (together with ALCY Holders, the “Holders”) will enter into that certain Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) pursuant to which, Pubco will agree to file, within thirty (30) calendar days after the consummation of the Business Combination, a shelf registration statement registering the resale of New Cartiga equity held by the Holders, and will grant to the Holders certain registration rights, including customary piggyback registration rights and demand registration rights, which are subject to customary terms and conditions, including with respect to cooperation and reduction of underwritten shelf takedown provisions (subject to certain lock-up restrictions referenced therein, including those documented in the Lock-up Agreements (as defined below)).

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the A&R Registration Rights Agreement, a copy of which is filed as Exhibit 10.4 hereto and incorporated by reference herein.

Second Amended and Restated Limited Liability Company Agreement

In connection with the Business Combination, Cartiga will amend and restate its limited liability company agreement by adopting the Second A&R Operating Agreement (the “OpCo LLCA”). The OpCo LLCA will (i) permit the issuance and ownership of the post-Recapitalization equity of Cartiga as contemplated by the Business Combination Agreement and (ii) admit Pubco as the managing member of Cartiga. Melodeon and ASRS will control Pubco immediately after the Closing by virtue of their ownership of Pubco Class B Common Stock.

The foregoing description of the OpCo LLCA does not purport to be complete and is qualified in its entirety by the terms and conditions of the OpCo LLCA, a copy of which is filed as Exhibit 3.1 hereto and incorporated by reference herein.

Tax Receivable Agreement

In connection with the Business Combination, Pubco will enter into a Tax Receivable Agreement (the TRA) with certain Cartiga Members (the “TRA Holders”). OpCo intends to have in effect an election under Section 754 of the Code for each taxable year in which sales and exchanges of OpCo Units in connection with or following the Business Combination (“TRA Exchanges”) occur, which is expected to result in adjustments to the tax basis of the assets of OpCo as a result of such TRA Exchanges. The TRA generally provides for the payment by Pubco to the TRA Holders of 85% of the cash tax benefits, if any, that Pubco realizes (or in certain cases is deemed to realize), calculated using certain simplifying assumptions as a result of (i) tax basis adjustments resulting from TRA Exchanges and (ii) certain other tax benefits related to entering into the TRA, including tax benefits attributable to making payments under the TRA. These current and potential future tax basis adjustments are expected to increase (for tax purposes) the depreciation and amortization deductions available to Pubco and, therefore, may reduce the amount of U.S. federal, state and local tax that Pubco would otherwise be required to pay in the future. The tax basis adjustments upon TRA Exchanges may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Actual tax benefits realized by Pubco may differ from tax benefits calculated under the TRA as a result of the use of certain assumptions in the TRA, including the use of an assumed state and local income tax rate to calculate tax benefits. The payment obligation under the TRA is an obligation of Pubco and not of OpCo. Pubco will generally retain the benefit of the remaining 15% of these cash tax benefits.

We expect that the payments Pubco will be required to make under the TRA could be substantial. Estimating the amount and timing of Pubco’s realization of tax benefits subject to the TRA is by its nature imprecise. The actual increases in tax basis covered by the TRA, as well as the amount and timing of Pubco’s ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon significant future events, including but not limited to the timing of the redemptions of OpCo Units, the price of the Pubco Class A Common Stock at the time of a TRA Exchange, the extent to which such redemptions are taxable transactions, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income Pubco generates in the future, the U.S. federal income tax rate then applicable, and the portion of Pubco’s payments under the TRA that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the TRA is also by its nature imprecise. For purposes of the TRA, net cash savings in tax generally will be calculated by comparing Pubco’s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount Pubco would have been required to pay had it not been able to utilize any of the tax benefits subject to the TRA. Thus, the amount and timing of any payments under the TRA are also dependent upon significant future events, including those noted above in respect of estimating the amount and timing of Pubco’s realization of tax benefits.

Payments under the TRA will be based on the tax reporting positions Pubco determines, and the Internal Revenue Service (the “IRS”) or another tax authority may challenge all or a part of the existing tax basis, tax basis increases, or other tax attributes subject to the TRA, and a court could sustain such challenge. The parties to the TRA will not reimburse Pubco for any payments previously made if such tax basis or other tax benefits are subsequently disallowed, except that any excess payments made to a party under the TRA will be netted against future payments otherwise to be made under the TRA, if any, after the determination of such excess.

In addition, the TRA provides that if (1) Pubco breaches any of its material obligations under the TRA (including in the event that Pubco is more than three months late making a payment that is due under the TRA, subject to certain exceptions), (2) Pubco is subject to certain bankruptcy, insolvency or similar proceedings, or (3) at any time, Pubco elects an early termination of the TRA, Pubco’s obligations under the TRA (with respect to all OpCo Units, whether or not such OpCo Units have been the subject of a TRA Exchange before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that Pubco would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the TRA.

The TRA also provides that, upon certain changes of control or other significant transactions, in the discretion of each TRA Party, Pubco’s obligations under the TRA may be accelerated and become payable in a lump sum as described above. Such acceleration would be based on certain assumptions, including that Pubco or its successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the TRA. As a result, upon any acceleration of Pubco’s obligations under the TRA (including upon a change of control), Pubco could be required to make payments under the TRA that are greater than 85% of its actual cash tax savings, which could negatively impact its liquidity. The change of control provisions in the TRA may also result in situations where the TRA Parties have interests that differ from or are in addition to those of other holders of Pubco Class A Common Stock.

Finally, because Pubco is a holding company with no operations of its own, its ability to make payments under the TRA depends on the ability of OpCo to make distributions to it. To the extent that Pubco is unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact Pubco’s results of operations and could also affect its liquidity in periods in which such payments are made.

The foregoing description of the TRA is not complete and is qualified in its entirety by reference to the Tax Receivable Agreement, a copy of which is filed as Exhibit 10.5 hereto and incorporated by reference herein.

Exchange Agreement

In connection with the Business Combination, Pubco, OpCo and certain Cartiga Members will enter into an Exchange Agreement (the “Exchange Agreement”). Pursuant to the Exchange Agreement, such Cartiga Members will have the right from time to time, on the terms and conditions contained in the Exchange Agreement, to exchange their OpCo Units and Class B Shares for, at the option of Pubco, shares of Pubco Class A Common Stock or cash.

The foregoing description of the Exchange Agreement is not complete and is qualified in its entirety by reference to the Exchange Agreement, a copy of which is filed as Exhibit 10.6 hereto and incorporated by reference herein.

Shareholders Agreement

In connection with the Business Combination, Pubco, the Company, Melodeon LBS GP, LLC (“Melodeon”) and its affiliated funds, and the Arizona State Retirement System (“ASRS”) will enter into a Shareholders Agreement (the “Shareholders Agreement”). The Shareholders Agreement sets forth the governance and consent rights of Melodeon and ASRS, as well as restrictions on share transfers and other shareholder obligations.

Under the Shareholders Agreement, Melodeon and ASRS are granted rights to nominate directors to Pubco’s board based on their respective ownership levels. Melodeon may nominate up to three directors, with thresholds at 60%, 40%, and 15% ownership. ASRS may nominate up to two directors, with thresholds at 50% and 25% ownership. If Melodeon and ASRS collectively own at least 75% of Pubco’s outstanding shares, they may jointly nominate one independent director. ASRS is also entitled to representation on board committees, subject to applicable independence and listing standards.

For so long as ASRS beneficially owns at least 25% of Pubco’s outstanding shares, certain corporate actions require the approval of ASRS-nominated directors. These include acquisitions or joint ventures exceeding 9.9% of Pubco’s net asset value, the first underwritten public offering, a sale of Pubco, material divestitures or asset sales exceeding 9.9% of net asset value, certain securities issuances and revenue-sharing agreements, borrowings resulting in a debt-to-equity ratio exceeding 3.5:1, initiation of bankruptcy proceedings, certain tax elections and audit settlements, non-pro rata shareholder distributions, changes to Pubco’s business lines, and increases to the share limits under Pubco’s incentive plan.

Transfers of Pubco shares to affiliates are permitted only if the transferee agrees to be bound by the Shareholders Agreement and becomes a party thereto. The Shareholders Agreement also provides for indemnification by Pubco of the stockholders party thereto, and their affiliates, for liabilities arising from their control or influence over Pubco or actions of their board designees, subject to customary exceptions. The Shareholders Agreement will terminate when neither Melodeon nor ASRS retains board nomination rights under its terms.

The foregoing description of the Shareholders Agreement is not complete and is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed as Exhibit 10.7 hereto and incorporated by reference herein.

Item 7.01 Regulation FD Disclosure

On August 22, 2025, the Parent and the Company issued a press release announcing the execution of the Business Combination Agreement. Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the copy of the press release.

The information in this Item 7.01 (including Exhibits 99.1) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Important Information and Where To Find It

In connection with the proposed Business Combination described herein, the Parent intends to file relevant materials with the SEC, including a Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus. Promptly after filing its definitive proxy statement with the SEC, the Parent will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the Extraordinary Meeting relating to the transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. BEFORE MAKING ANY INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF THE PARENT ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT THE PARENT WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARENT, THE COMPANY AND THE BUSINESS COMBINATION. The definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by the Parent with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Parent and its directors and executive officers may be deemed participants in the solicitation of proxies from the Parent’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Parent will be included in the proxy statement for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed Business Combination when available. Information about the Parent’s directors and executive officers and their ownership of the Parent ordinary shares is set forth in the Parent’s final prospectus, dated as of May 4, 2023, and filed with the SEC (File No. 333-268659) on May 5, 2023, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing (the “Prospectus”). Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Business Combination when it becomes available. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

The Company and its managers and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Parent in connection with the proposed Business Combination. A list of the names of such managers and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination when it becomes available.

Forward-Looking Statements

This Current Report on Form 8-K and the documents incorporated by reference herein (this “Current Report”) contain certain “forward-looking statements”. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this Current Report regarding the proposed transactions contemplated by the Business Combination Agreement, including the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Parent’s and the Company’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (a) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (b) the outcome of any legal proceedings that may be instituted against the Parent or the Company following the announcement of the Business Combination Agreement and the transactions contemplated therein; (c) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of the Parent or members of the Company, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; (d) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (e) the failure to meet the minimum cash requirement of the Business Combination Agreement due to the Parent shareholder redemptions and the failure to obtain replacement financing; (f) the inability to obtain or maintain the listing of the Parent’s ordinary shares on Nasdaq following the proposed Business Combination; (g) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (h) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, and retain its key employees; (i) costs related to the proposed Business Combination; (j) changes in applicable laws or regulations; (k) the possibility that the Parent or the Company may be adversely affected by other economic, business, and/or competitive factors; (l) risks relating to the uncertainty of the projected financial information with respect to Pubco; (m) risks related to the organic and inorganic growth of the Company’s business and the timing of expected business milestones; (n) the amount of redemption requests made by the Parent’s shareholders; and (o) other risks and uncertainties indicated from time to time in the Prospectus that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in the Parent’s other filings with the SEC. The Parent cautions that the foregoing list of factors is not exclusive. The Parent and the Company caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Parent and the Company do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. Neither the Company nor the Parent gives any assurance that either the Company or the Parent, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of August 22, 2025, by and among Alchemy Investments Acquisition Corp 1, Alchemy Acquisition Holdings, Inc, Alchemy Merger Sub, LLC, Cartiga, LLC and Halle Benett, as the sellers’ representative.
3.1	Form of Cartiga, LLC Second Amended and Restated Limited Liability Company Agreement
10.1	Support and Non-Redemption Agreement
10.2	Support Agreement
10.3	Form of Lock-up Agreement
10.4	Form of Amended and Restated Registration Rights Agreement
10.5	Form of Tax Receivable Agreement
10.6	Form of Exchange Agreement
10.7	Form of Shareholders Agreement
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alchemy Investments Acquisition Corp 1

By:	/s/ Mattia Tomba
Mattia Tomba
Chief Executive Officer

August 25, 2025